Exhibit 99.2

5 March 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5305
Fax (02) 8274 5218

GPO Box 3935
Sydney NSW 2

Dear Sir/Madam
Q3 FY07 Results teleconference details:
Analyst/Investor and Media briefing:

Date:	Tuesday, 6 March 2007
Time:	11.00am
Local:	02 9262 1856
International:	61 2 9262 1856
Yours faithfully
Steve Ashe
Vice-President — Investor Relations